Amendment to the Company Operating Agreement
of Mars Colony LLC
(Rev. 1.1 approved by the Board of Directors 8 August 2016)
("the Operating Agreement")

Whereas,

pursuant to the Board of Directors Resolution dated January 28, 2018, Mars Colony LLC ("the Company") entered into an agreement to participate in the SKU accelerator business program,

and, as a result of such participation, SKU 6 Mead Investments, LLC was granted a 5% ownership interest in the Company,

the "Ownership Interest" section of the Operating Agreement is hereby amended to include the following Exception:

The ownership interest granted to SKU 6 Mead Investments, LLC in May 2018, will be determined in accordance with the terms of the **MARS COLONY, LLC MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT** between the Company and SKU 6 Mead Investments, LLC.

Board Approval of this Amendment dated 8 May 2018.

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Eric Lowe

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William Cayce Rivers

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Mike Simmons

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Jonathan Luers

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David Eric River